Exhibit 99.1

INVESTOR CONTACT:

Matthew P. Duffy

Managing Director

LifeSci Advisors, LLC

Telephone: 212-915-0685

Matthew@LifeSciAdvisors.com

Bioblast Pharma Reports First Quarter 2017 Financial Results

Tel Aviv, Israel, - May 26, 2017 – Bioblast Pharma Ltd. (NasdaqCM: ORPN), a clinical-stage, orphan disease-focused biotechnology company, today announced financial results for the first quarter ended March 31, 2017.

First Quarter 2017 Financial Results and Cash Position

•	R&D Expenses: Research and development expenses were $1.1 million for the quarter ended March 31, 2017, compared to $1.9 million for the same period in 2016. The decrease was primarily related to reduced clinical trial related activities, specifically as our planned Phase 2b clinical study in Ocular Pharyngeal Muscular Dystrophy (OPMD) patients has not yet been initiated; the decrease in costs was slightly offset by increased preclinical activities related to required toxicity studies.

•	Pre-Commercial Expenses: Pre-commercial expenses were $0.4 million for the quarter ended March 31, 2017, compared to $0.8 million for the same period in 2016.

•	G&A Expenses: General and administrative expenses were $1.1 million for the quarter ended March 31, 2017, compared to $1.9 million for the same period in 2016. The decrease was primarily related to downsizing of the management team, which took effect primarily in the second quarter of 2016, offset by costs related to a terminated securities offering announced on April 6, 2017.

•	Net Loss: For the quarter ended March 31, 2017, net loss attributable to holders of ordinary shares was ($2.7) million, or ($0.16) per basic and diluted share, as compared to a net loss of ($4.6) million, or ($0.32) per share, for the same period in 2016.

•	Cash Position: Cash, cash equivalents and short-term bank deposits as of March 31, 2017, were $7.1 million, compared to $9.9 million as of December 31, 2016, primarily reflecting our first quarter operating expenditures. Additional funding beyond our existing cash resources will be required to entirely cover the cost of the Phase 2b clinical study and the underlying expenses of our operations while the study is ongoing. Should we be unable to obtain the additional funding required to continue our clinical activity, we may need to reduce our activities and to explore strategic alternatives until we have sufficient resources.

About Bioblast

Bioblast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases with a lead drug candidate, trehalose 90mg/mL solution, in Phase 2 development. Bioblast was founded in 2012 and is traded on the NASDAQ under the symbol “ORPN”. For more information, please visit our website, www.BioblastPharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward looking statements when we discuss plans to conduct a Phase 2b clinical study, the design and timing of such study, and the company’s expected need for additional funding or possible need to reduce activities or pursue other alternatives. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest similar conclusions or those historic results referred to in this press release will be interpreted in a similar way in light of additional research and clinical and preclinical trial results. Any forward-looking statements in this press release are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. Because such statements deal with future events and are based on Bioblast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Bioblast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in Bioblast Pharma's Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on February 24, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Bioblast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Bioblast Pharma Ltd.

Consolidated Statement of Operations

(U.S. dollars in thousands, except share and per share amounts)

	Three Months Ended
	March 31
	2017	2016
	(Unaudited)	(Unaudited)

Research and development	$1,099	$1,858
Pre-commercialization	406	772
General and administrative	1,135	1,862
Total operating expenses	2,640	4,492
Loss from operations	(2,640)	(4,492)

Financial income, net	8	27

Loss before taxes on income	(2,632)	(4,465)

Taxes on income	40	129

Net loss	$(2,672)	$(4,594)

Net loss attributable to Ordinary shareholders	$(2,672)	$(4,594)

Net loss per share attributable to Ordinary shareholders - basic and diluted	$(0.16)	$(0.32)

Weighted average number of Ordinary shares outstanding - basic and diluted	16,391,770	14,467,984

Bioblast Pharma Ltd.

 Consolidated Balance Sheet Data

(U.S. dollars in thousands, except share amounts)

	March 31, 2017	December 31, 2016
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,100	$6,871
Short-term bank deposits	3,017	3,007
Receivables and prepaid expenses	682	663
Total current assets	7,799	10,541

LONG-TERM ASSETS:
Long-term assets	19	18
Property and equipment, net	68	71
Total long-term assets	87	89

TOTAL ASSETS	$7,886	$10,630

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$543	$700
Other accounts payable	1,075	1,231
Total current liabilities	1,618	1,931

LONG-TERM LIABILITIES	-	-

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value - 50,000,000 shares authorized at March 31, 2017 and December 31, 2016; 16,391,770 issued and outstanding shares at March 31, 2017 and December 31, 2016	45	45
Additional paid-in capital	48,704	48,463
Accumulated deficit	(42,481)	(39,809)
Total stockholders' equity	6,268	8,699
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$7,886	$10,630

Bioblast Pharma Ltd.

Consolidated Cash Flow Data

(U.S. dollars in thousands)

	Three Months Ended
	March 31
	2017	2016
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(2,672)	$(4,594)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and disposal of property and equipment	5	6
Share based compensation	241	751
Interest on short-term deposit	(10)	(34)
Changes in operating assets and liabilities:
Decrease (increase) in receivables and prepaid expenses	(22)	338
Decrease (increase) in long-term assets	2	(25)
Decrease in trade payables	(157)	(506)
Increase (decrease) in other accounts payable	(156)	61
Increase in long-term liabilities	-	55

Net cash used in operating activities	(2,769)	(3,948)

Cash flow from investing activities

Purchase of property and equipment	(2)	(8)
Net cash used in investing activities	(2)	(8)

Cash flow from financing activities

Issuance of shares and warrants, net	-	6,196
Net cash provided by financing activities	-	6,196

Increase (decrease) in cash and cash equivalents	(2,771)	2,240
Cash and cash equivalents, beginning of the year	6,871	7,286

Cash and cash equivalents, end of the year	$4,100	$9,526

Supplemental Non-Cash Financing Activities:
Issuance expenses yet to be paid as of March 31, 2016	$-	$107

Supplemental disclosure of cash flow information:
Cash paid for taxes	$-	$104